COLUMBIA FUNDS SERIES TRUST II

290 Congress Street

Boston, MA 02210

September 7, 2021

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Seligman Technology and Information Fund	Post-Effective Amendment No. 221 File Nos. 333-131683/811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on August 18, 2021 for the Filing filed by and on behalf of Columbia Funds Series Trust II on behalf of its series, Columbia Seligman Technology and Information Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Fees and Expenses of the Fund

Comment 1:	The following disclosure is not permitted or required under the Fees and Expenses of the Fund section in the summary prospectus. Please move this disclosure in response to Item 12.

You may be required to pay such brokerage commissions and other fees to financial intermediaries when transacting in any class of Fund shares, including those that do not assess any front-end sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution. Such brokerage commissions and other fees are set by the financial intermediary.

Response:	This disclosure will be moved to Item 12.

Comment 2:	At least five business days prior to the effective date, please file on Edgar responses to Staff comments, along with revised disclosure, and the complete Annual Fund Operating Expenses table.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Principal Investment Strategies

Comment 3:	In the first paragraph under Principal Investment Strategies, please include examples of technology and information companies.

Response:	The Principal Investment Strategies has been revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in securities of technology and information companies. These companies in which the Fund will concentrate ~~include~~ are companies operating in the information technology and communications services sectors, applying a global industry classification standard, as may be amended from time to time, to determine industry/sector classifications, as well as other related industries. These ~~technology and technology-~~related industry companies may also include companies operating in the consumer discretionary and healthcare sectors, particularly those that are principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements.

By way of example, technology and information companies may include semiconductor, semiconductor equipment, technology hardware, storage and peripherals, software, communication equipment and services, electronic equipment and instruments, internet services and infrastructure, media, health care equipment and supplies, and medical technology companies.

Comment 4:	Please provide better description of how Fund determines a company is a technology or information company. Specify what it is about companies operating in consumer discretionary and healthcare sectors that makes them a technology and information company.

Response:	Please see our response to Comment 3 above, which includes revisions to the Principal Investment Strategies also designed to address this Comment 4.

Comment 5:	The SAI states that the Fund will, under normal market conditions, invest at least 25% of the value of its total assets at the time of purchase in the securities of issuers conducting their principal business activities in the technology and related group of industries. Please disclose that the Fund will be concentrated in technology and related group of industries (specify the related group of industries) as part of its principal investment strategy and disclose any principal risks of concentrating in such industries in the section below. This should also be included in the statutory in response to item 9(b). (D8 of the SAI)

Response:	Please see our response to Comment 3 above, which includes revisions to the Principal Investment Strategies also designed to address this Comment 5.

Comment 6:	In the third paragraph under the Principal Investment Strategies section, state that these are considered growth companies as noted in risk disclosure, or tie the growth strategy to Fund’s investments.

Response:	The third paragraph under the Principal Investment Strategies section has been revised as follows:

The Fund may invest in securities of large capitalization companies that are well established and can be expected to grow with the market (i.e., growth stocks). The Fund may also invest in small-to-medium size capitalization companies that the Fund’s portfolio managers believe provide opportunities to benefit from the rapidly changing technologies and the expansion of the sectors and industries in which the Fund invests. ~~These securities generally include~~ The Fund invests substantially in common stocks

Comment 7:	In the last sentence of the third paragraph under the Principal Investment Strategies section, please delete “generally” and identify all the types of securities the fund principally invests in other than common stocks.

Response:	Please see our response to Comment 6 that also address this Comment 7.

Principal Risks

Comment 8:	The Fund’s Principal Risks should be presented in order of significance to the Fund rather than in alphabetical order. Please revise. Please see IM Director’s October 2018 speech and IM Guidance 2014-08 (Risk Guidance).

Response:	We have considered this comment and have taken measures across the fund complex to identify, at the very beginning of each Fund’ s Principal Risks discussion, what the Fund views as its main principal risks, which is meant to guide investors as to the few key risks of investing in the Fund. We believe this approach to be consistent with the intent and sprit of ADI 2019-08. Also, the Funds note that the Commission has proposed amendments in this regard (https://www.sec.gov/rules/proposed/2020/33-10814.pdf), so the Funds, with all due respect, prefer to await final Commission guidance in this regard before instituting an approach to disclosure that does not align to any potential Commission guidance in this regard.

Comment 9:	In the first paragraph under Principal Risks, replace “these and other” with “the.”

Response:	Please see response to Comment 8 above.

Comment 10:	In the first paragraph under Principal Risks, please delete “, including Market Risk and Sector Risk, among others”. There is no reason to call these out. All of the risks set forth below are to be principal risks.

Response:	Please see response to Comment 8 above.

Comment 11:	Under the Principal Risk section, please include any risks applicable to Brexit to Foreign Securities Risk, if applicable.

Response:	The risks associated with Brexit are not applicable to the Fund’s principal investments.

Comment 12:	As noted in Market Risk, if fund will be investing in emerging market countries, this should be disclosed in strategy and add emerging market risk disclosure. If not, revise this disclosure to eliminate the reference to risks applicable to emerging market countries.

Response:	Market Risk for the Fund has been revised as noted below.

In addition, the impact of infectious illness outbreaks and epidemics in ~~emerging market~~ less developed countries may be greater due to generally less established healthcare systems, governments and financial markets.

Comment 13:	In Sector Risk in the Summary Prospectus and in Item 9, please include any principal risks affecting technology companies in the information communications services sectors, as well as the consumer discretionary and healthcare sectors.

Response:	Please see the Information Technology Sector Risk disclosure beneath Sector Risk. Information Technology Sector Risk is particularly focused on from a risk perspective because the Fund generally has at least 80% of its assets invested in this sector (84.7% at May 31, 2021). To the extent that other sectors become a material component of the Fund’s portfolio, these other sectors (referenced in the Principal Investment Strategies) will receive Principal Risk disclosure treatment.

Performance Information

Comment 14:	In the second sentence of the second paragraph under the Performance Information section, as class C is shown in the table with CDSC, add “where applicable, . . .”

Response:	We respectfully disagree with the comment, as the sentence is focused on explaining that the returns shown for each such share class include the returns of the Fund’s Class A shares without sales charge applicable to Class A share.

More Information About the Fund

Principal Investment Strategies

Comment 15:	Include a brief summary of the Fund’s stock-selection approach in the Principal Investment Strategies section in the Summary section of the prospectus.

Response:	The following disclosure will be added to the Principal Investment Strategies section in the Summary section of the prospectus:

The Fund uses a bottom-up stock selection approach. This means that Columbia Management Investment Advisers, LLC (the Investment Manager) uses extensive in-depth research into specific companies to find those companies that it believes offer significant prospects for future growth.

Comment 16:	In the first bullet point under the fourth paragraph, please define/quantify what is meant by “robust”.

Response:	We have revised the first bullet to read: Growth prospects

Principal Risks

Comment 17:	Please note that, other than Active Management Risks, Foreign Securities Risk and Small and Mid Cap Stock Risk, the risk disclosure in the More Information About the Fund section is identical to the risk disclosure in the Summary of the Fund section. Please revise.

Response:	We appreciate the Staff’s comment and have reviewed IM Guidance 2014-08. In our view, the disclosure of principal risks and principal investment strategies of investing in the Fund in response to Item 4 accurately summarizes the key information that is important to an investor decision and we do not believe the Item 4 disclosure reflects long, complex and detailed descriptions of principal risks and principal investment strategies that are dense and not user-friendly, as discussed in IM Guidance 2014-08. Certain principal risk and principal investment strategy disclosures provided in response to Item 9 are identical to those provided in response to Item 4 which reflects our view that, in such instances, expanding on the key information provided in response to Item 4 would not add significant incremental benefit to making an investment decision. While we understand that information disclosed in response to Item 4 need not be repeated in response to Item 9, we believe omitting such information in response to Item 9 could result in investor confusion and misunderstanding of the principal risks and principal investment strategies of investing in the Fund.

Comment 17:	In the More Information About the Fund – Additional Investment Strategies and Policies section, the Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	After giving consideration to the comment, the Registrant elects to include certain information, including certain investment strategies and the risks thereof that are not principal investment strategies of the Fund, in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Comment 18:	An auditor’s consent is needed for each fund whose financials are incorporated by reference. Otherwise, delete the statement as to other funds not amended by this registration statement.

Response:	Section 7(a) of the Securities Act provides that “[i]f any accountant . . . is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report . . . for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.” Rule 439(a) under the Securities Act provides that “[i]f the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.” The Columbia Funds’ practice with respect to auditor consents is consistent with these requirements. The Statement of Additional Information includes the Funds, which intends to file a post-effective amendment to its registration statement pursuant to Rule 485 under the Securities Act as well as other series of the Registrant that are not amending their registration statement (Other Funds). An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement for the Fund. Likewise, when the Other Funds previously filed a post-effective amendment to the registration statement pursuant to Rule 485, an auditor’s consent was filed as an exhibit. With respect to the Other Funds, the reference in the Statement of Additional Information to the auditor is not being made in connection with the registration statement because they are not filing an amendment to the registration statement – the Other Funds and other classes of the Funds will be filing the Statement of Additional Information pursuant to Rule 497 under the Securities Act. Therefore, an additional filing of the auditor consent is not required and does not warrant any additional cost or burden to the Other Funds of securing and filing such consent in addition to the consent filed when they filed their most recent post-effective amendment to the registration statement.

Comment 19:	In the Fundamental and Non-fundamental Policies – Fundamental Policies – D. – Concentration – D8 section, please add an explanatory note identifying the related group of industries.

Response:	The following footnote will be added to the Fund’s concentration policy, which is noted in the SAI as D9:

For purposes of applying the limitation set forth in its concentration policy above, applying the Global Industry Classification Standard (GICS) sector classifications, as may be amended from time to time, the Fund invests in companies operating in the information technology and communications services sectors, which sectors may be changed without Fund shareholder approval.

Comment 20:	Also in the Fundamental and Non-fundamental Policies – Fundamental Policies – D. – Concentration – D8 section, please clarify how the Fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities.

Please note a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Alternatively, a Fund can provide an exception for these privative activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

Response:	SEC Release No. IC-9785, May 31, 1977 (“ Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities” ) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “ investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Each applicable fund, including the Fund, will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785. __

Comment 21:	Also in the Fundamental and Non-fundamental Policies – Fundamental Policies – D. – Concentration – D8 section, please add an explanatory note stating that the Fund will consider the investments of other investment companies in which it invests when determining compliance with the Fund’s concentration policy.

Response:	The following explanatory footnote will be added to all Concentration Fundamental policies:

A fund considers the concentration policies of any underlying funds in which it invests, and the fund will consider the portfolio positions at the time of purchase, which in the case of unaffiliated underlying funds is based on portfolio information made publicly available by them.

Comment 22:	Under the Names Rule Policy, please delete the disclosure noted below as it is not consistent with 35d-1 asset based test.

To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) ~~or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.~~

Response:	The Fund counts derivatives towards satisfaction of the 80% test is a manner consistent with the Commission’s statement that, “[i]n appropriate circumstances an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).)

Comment 23:	Please revise the Investing in other investment companies disclosure to more clearly set forth the provisions noted above that Fund will no longer be able to rely on once 12d1-4 is applicable.

Response:	The disclosure has been revised as follows:

Investing in other investment companies – The 1940 Act, in summary, provides that a fund generally may not: (i) purchase more than 3% of the outstanding voting stock of another investment company; (ii) purchase securities issued by another investment company in an amount representing more than 5% of the investing fund’s total assets; or (iii) purchase securities issued by investment companies that in the aggregate represent more than 10% of the acquiring fund’s total assets (the “Statutory Limits”). Affiliated funds-of-funds (i.e., those funds that invest in other funds within the same fund family), with respect to investments in such affiliated underlying funds, are not subject to the Statutory Limits and, therefore, may invest in affiliated underlying funds without restriction. Currently, a fund-of-funds may also invest its assets in unaffiliated funds, but generally may not purchase more than 3% of the outstanding voting stock of any one unaffiliated fund. Additionally, certain exceptions to these limitations apply to investments in money market open-end funds. If shares of the Fund are purchased by an affiliated fund beyond the Statutory Limits in reliance on Section 12(d)(1)(G) of the 1940 Act, for so long as shares of the Fund are held by such other affiliated fund beyond the Statutory Limits, the Fund will not purchase securities of a registered open-end investment company or registered unit investment trust in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.

In October 2020, the SEC adopted certain regulatory changes and took other actions related to the ability of an investment company to invest in the securities of another investment company. These changes include, among other things, the rescission of certain SEC exemptive orders and rules permitting investments in excess of the Statutory Limits and the withdrawal of certain related SEC staff no-action letters, and the adoption of Rule 12d1-4 under the 1940 Act. Rule 12d1-4, which became effective on January 19, 2021, permits the Funds to invest in other investment companies beyond the Statutory Limits, subject to certain conditions. After January 19, 2022, if shares of the Fund are purchased by another fund beyond the Statutory Limits, and the Fund purchases shares of another investment company, the Fund will not be able to make new investments in other funds, including private funds exempt from the definition of “investment company” under the 1940 Act by Sections 3(c)(1) or 3(c)(7) thereof, if, as a result of such investment, more than 10% of the Fund’s assets would be invested in other funds. In addition, after January 19, 2022, an affiliated fund-of-funds’ investment in unaffiliated funds may be made only pursuant to Rule 12d1-4.

PART C. OTHER INFORMATION COMMENTS

Comment 24:	SECTION 9.4. Forum Selection. The state and federal courts sitting within the Commonwealth of Massachusetts shall be the sole and exclusive forums for any shareholder (including a beneficial owner of shares) to bring (i) any action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim for breach of a fiduciary duty owed by any Trustee, officer or employee, if any, of the Trust to the Trust or the Trust’s shareholders, (iii) any action asserting a claim against the Trust, its Trustees, officers or employees, if any, arising pursuant to any provision of the Massachusetts Business Corporation Act, the Massachusetts Uniform Trust Code, or any federal or state securities law, in each case as amended from time to time, or the Trust’s Trust Instrument or bylaw; or (iv) any action asserting a claim against the Trust, its Trustees, officers or employees, if any, governed by the internal affairs doctrine. If any provision or provisions of this Section shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section (including, without limitation, each portion of any sentence of this Section containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable), and the application of such provision to other persons or entities and circumstances, shall not in any way be affected or impaired thereby.

SECTION 9.5 Claims.

a. Direct Claims. As used herein, a “direct” shareholder claim shall refer to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Trust, including a shareholder’s voting rights under Article I, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the shareholder and independent of any harm to the Trust; and (ii) a claim for which an action is provided under the federal securities laws or by state statute. Any other claim asserted by a shareholder, including without limitation any claims purporting to be brought on behalf of the Trust or involving any alleged harm to the Trust, shall be considered a “derivative” claim as used herein. No shareholder shall have the right to bring or maintain a court action or other proceeding asserting a direct claim against the Trust, the Trustees or officers, if it is a derivative claim per this paragraph a.

b. Derivative Claims. No shareholder shall have the right to bring or maintain any court action or other proceeding asserting a derivative claim or any claim asserted on behalf of the Trust or involving any alleged harm to the Trust without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the shareholder makes a specific showing that irreparable nonmonetary injury to the Trust would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust’s principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the shareholder to support the allegations made in the demand. The Trustees shall consider such demand within 90 days of its receipt by the Trust or inform claimants within such time that further review and consideration is required, in which case the Trustees shall have an additional 120 days to respond. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Trust or series or class of Shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be binding upon the shareholders.

Please disclose in the prospectus the provisions in the DOT and bylaws regarding direct and derivatives claims and disclose that they do not apply to claims arising under the federal securities laws. Also, as to exclusive forum provision, please disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response:

Although the requested disclosure does not appear to be specifically required by any item of Form N-1A, the requested disclosure already appears in the Statement of Additional Information under the heading, “Conduct of the Trusts’ Business.” The Funds respectfully submit that the current disclosure is appropriate.

Comment 25:	See above (in reference to Exhibit (j) Consent of Independent Registered Public Accounting Firm: To Be Filed by Amendment

Response:	An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement. Please see response to Comment 18 above.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II

Exhibit A

Fees and Expenses of the Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and members of your immediate family invest, or agree to invest in the future, at least $50,000 in certain classes of shares of eligible funds distributed by Columbia Management Investment Distributors, Inc. (the Distributor). More information is available about these and other sales charge discounts and waivers from your financial intermediary, and can be found in the Choosing a Share Class section beginning on page 23 of the Fund’s prospectus, in Appendix A to the prospectus beginning on page A-1 and in Appendix S to the Statement of Additional Information (SAI) under Sales Charge Waivers beginning on page S-1.

Shareholder Fees (fees paid directly from your investment)
	Class A		Class C		Classes Adv, Inst, Inst2, Inst3 and R
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class Adv	Class C	Class Inst	Class Inst2	Class Inst3	Class R
Management fees	0.84%	0.84%	0.84%	0.84%	0.84%	0.84%	0.84%
Distribution and/or service (12b-1) fees	0.25%	0.00%	1.00%	0.00%	0.00%	0.00%	0.50%
Other expenses	0.10%	0.10%	0.10%	0.10%	0.07%	0.02%	0.10%
Total annual Fund operating expenses(c)	1.19%	0.94%	1.94%	0.94%	0.91%	0.86%	1.44%

(a)

This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.
(c)

“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than the ratio of expenses to average net assets shown in the Financial Highlights section of this prospectus because the ratio of expenses to average net assets does not include acquired fund fees and expenses.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Effective April 1, 2021, Class C shares generally automatically convert to Class A shares of the same Fund on approximately the 8-year anniversary of the Class C shares purchase date (Class C Shares 8-Year Conversion Policy). Class C shares’ 10-year cost examples below reflect the Class C Shares 8-Year Conversion Policy. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$689	$931	$1,192	$1,935
Class Adv (whether or not shares are redeemed)	$96	$300	$520	$1,155
Class C (assuming redemption of all shares at the end of the period)	$297	$609	$1,047	$2,070
Class C (assuming no redemption of shares)	$197	$609	$1,047	$2,070
Class Inst (whether or not shares are redeemed)	$96	$300	$520	$1,155
Class Inst2 (whether or not shares are redeemed)	$93	$290	$504	$1,120
Class Inst3 (whether or not shares are redeemed)	$88	$274	$477	$1,061
Class R (whether or not shares are redeemed)	$147	$456	$787	$1,724